200 Connecticut Avenue, 5th Floor Norwalk, Connecticut 06854 (203) 855-7700 (203) 838-8500 ext. 20 (fax) (203) 854-1652

                                         January 14, 2009

VIA EDGAR

Ms. Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Health Care Services
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	FCCC, Inc. File No. 001-08589 Originally Filed March 7, 2008

Dear Ms. Jenkins:

                By letter dated December 30, 2008 (enclosed), you provided comments on the Annual Report of FCCC, Inc. (the “Company”) on Form 10-KSB for the fiscal year ended March 31, 2008 and on the Company’s two quarterly reports on Form 10-Q for the quarters ended June 30 and September 30, 2008.

                As our counsel discussed with Mr. Brian Dougherty of your office, we requested, and received, an extension of the deadline for our response to Friday, January 23, 2009 which would give us enough time for the Company’s Board of Directors to review and approve the response.

                Thank you for your attention to this matter.

Very truly yours,

Bernard Zimmerman